United States
                                     Securities and Exchange Commission
							Washington, D.C. 20549

                                               Schedule 13G

                                Under the Securities Exchange Act of 1934
                                         (Amendment No. 13d-102)*


                                        Tower Automotive, Inc
                                          (Name of Issuer)

                            6.75% Convertible Trust Preferred Securities
                               (Title of Class of Securities)

                                            891706301
                                         (CUSIP Number)

                                        October 14,2005
                   (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	[     ]  Rule 13d-1(b)

	[  X  ]  Rule 13d-1(c)

	[     ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 891706301
1.	Names of Reporting Persons
		Michael A. Reid
_____________________________________________________________
2. Check the Appropriate Box if a Member of a Group
	   (a)  [   ]
         (b)  [   ]
_____________________________________________________________
3. SEC Use Only
_____________________________________________________________

4.	Citizenship or Place of Organization
      Canada
_____________________________________________________________
Number of		      5. 	Sole Voting Power
Shares Bene-                   270,000
Ficially Owned          6.    Shared Voting Power        - 0
By Each                 7.    Sole Dispositive Power     - 0
Reporting               8.    Shared Dispositive Power   - 0
Person With:

	9. Aggregate Amount Beneficially Owned by Each Reporting Person 240,000 shares of 6.75% Convertible Trust Preferred Securities
(see Item 4)
_____________________________________________________________
      10. Check box if the aggregate amount in row (9) excludes certain
     	      shares           [   ]

	11. Percent of Class represented by amount in row (9)
                 4.8%
      12. Type of reporting Person
                IN


Item 1

a) Name of Issuer - Tower Automotive, Inc.
b) 27175 Haggerty Road
Novi, Michigan 48377


Item 2

a) Name of Person Filing - Michael A Reid
b) Address of Principal Business Office -
      161 Bay St Toronto
      Canada M5J 2S8
c) Citizenship - Canadian
d) Title of Class of Securities - 6.75% Convertible Trust Preferred Securities of the Issuer (the 'Preferred Securities')
e) CUSIP Number - 891706301

Item 3

       Not applicable

Item 4     Ownership

a) Amount beneficially owned - 240,000 shares of the Preferred Securities
b) Percent of class - 4.8%
c) Number of shares as to which the person has:
i) Sole power to vote or to direct the vote - 270,000 shares
ii) Shared power to vote or to direct the vote - 0
iii) Sole power to dispose or to direct the disposition of - 270,000 shares
iv) Shared power to dispose or to direct the disposition of - 0

Item 5 Ownership of Five Percent or Less of a Class
	If this statement is being filed to report the fact that as of the Date hereof the reporting person has ceased to be the beneficial
	owner of more than five percent of the class of securities, check the following [ X ].

Item 6 Ownership of More than Five Percent on Behalf of Another Person Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
	Not Applicable

Item 8 Identification and Classification of Members of the Group
	Not Applicable

Item 9 Notice of Dissolution of Group
	Not Applicable

Item 10 Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                           SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief,I certify that the information set forth in the statement is true and correct.

Date October 14,2005

                                                      /s/ Michael A Reid
						______________
                                                          Michael A Reid